Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                October 28, 2019




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



     Re:                         FT 8357
                      FT Income Portfolio, Series 5
                                (the "Trust")
                      CIK No. 1785772 File No. 333-234092
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. THE STAFF NOTES THAT THIS IS AN INCOME PORTFOLIO AND REQUESTS THAT THE TRUST DISCLOSE WHETHER THE EQUITY PORTION OF THE PORTFOLIO CONSISTS OF ETFS THAT INVEST IN COMMON STOCKS THAT GENERALLY HAVE HISTORICALLY PAID A DIVIDEND.

      Response: The prospectus has been revised in accordance with this comment.

Risk Factors
------------

      2. THE STAFF NOTES THAT IT WAS UNCLEAR FROM THE PORTFOLIO ALLOCATION WHY FOREIGN SECURITIES AND AMERICAN DEPOSITARY RECEIPTS WERE INCLUDED AS PRINCIPAL RISKS. THE STAFF ALSO REQUESTS THAT RELEVANT DISCLOSURE BE ADDED TO THE "PORTFOLIO" SECTION OF THE PROSPECTUS IF THE TRUST WILL INVEST IN THESE TYPES OF ASSETS.

      Response: Relevant disclosure will be added to the "Portfolio" section of the prospectus based on the final portfolio of the Trust.

Registration Statement
----------------------

      3. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      4. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                             Very truly yours,

                                             CHAPMAN AND CUTLER LLP


                                             By /s/ Daniel J. Fallon
                                                ________________________
                                                Daniel J. Fallon